Angel Oak Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 8, 2024
VIA EDGAR
Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Angel Oak Funds Trust (the “Trust”)
File Nos. 333-197427 and 811-22980
Angel Oak High Yield Opportunities ETF (S000083812)
Angel Oak Mortgage-Backed Securities ETF (S000083813)
(each, a “Fund” and collectively, the “Funds”)
Dear Ms. Rowland:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No.48 to the Trust’s Registration Statement on Form N-1A filed October 27, 2023 (SEC Accession No. 0000894189-23-007911) (the “Amendment”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to the Principal Investment Strategies of the Angel Oak High Yield Opportunities ETF, in the paragraph stating that “The Fund may invest up to 15% of its net assets in equity securities...,” please qualify the reference to ETFs to read “ETFs that invest in equity securities or that track an index of equity securities.”

Response:    The requested change has been made.

Comment 2.With respect to the penultimate paragraph of the Principal Investment Strategies of the Angel Oak High Yield Opportunities ETF, please confirm that the ESG factors are a principal investment strategy of the Fund, and if not, delete such paragraph.

Response:    The Trust confirms that the Adviser’s consideration of ESG and sustainability factors are part of the Fund’s principal investment strategy.

Comment 3.Please review and update references to LIBOR throughout the registration statement.

Response:    The requested change has been made. The Fund has renamed the “LIBOR Risk” as “Floating Rate Risk” and replaced the disclosure with the following:
Floating Rate Risk. Instruments in which a Fund invests may pay interest at floating rates or may be subject to interest caps or floors tied to floating rates. A Fund and issuers of instruments in which a Fund invests may also obtain financing at floating rates. Derivative instruments utilized by a Fund and/or issuers of instruments in which a Fund may invest may also reference floating rates. A Fund also may utilize leverage or borrowings primarily based on floating rates. Some instruments in which a Fund has invested are or were tied to forms of the London Interbank Offered Rate (“LIBOR”). LIBOR was the basic rate of interest used in lending transactions between banks on the London interbank market and has been widely used as a reference for setting the interest rate on loans globally. As a result of benchmark reforms, publication of most LIBOR settings has ceased. Some LIBOR settings continue to be published but only on a temporary, synthetic and non-representative basis. All such synthetic LIBOR settings are expected to be discontinued by September 30, 2024. When publication of applicable synthetic LIBOR settings ceases, any still outstanding instruments or investments using synthetic LIBOR settings are expected to transition to alternative floating rate benchmarks. Regulated entities have generally ceased entering into new LIBOR contracts in connection with regulatory requirements. As a result of legislative mechanisms and industry-wide efforts to replace LIBOR with alternative floating-rate benchmarks, LIBOR has been replaced with an alternative already in many instruments. The transition from LIBOR may have effects on the value, liquidity or return on certain Fund investments that continue to reference or previously referenced LIBOR. In addition, there may be costs associated with the transition from LIBOR. Any pricing adjustments to a Fund’s investments resulting from the transition to an alternative reference rate may also adversely affect the Fund’s performance and/or NAV. To the extent that any replacement rate differs from that utilized for a Structured Product that holds those securities, the Structured Product would experience an interest rate mismatch between its assets and liabilities. Some instruments that referenced LIBOR were transitioned to alternative reference rates as a result of certain legislative transition mechanisms such as the Adjustable Interest Rate (LIBOR) Act. This law provides a statutory fallback mechanism on a nationwide basis for certain contracts to replace LIBOR with a benchmark rate that is selected by the Board of Governors of the Federal Reserve System based on the Secured Overnight Financing Rate (“SOFR”) where the related contract contains no, or insufficient, fallback provisions. In addition, the transition from LIBOR to any alternative reference rate may also introduce operational risks in a Fund’s accounting, financial reporting, investment servicing, liability management and other aspects of the Fund’s business. Completion of the transition from LIBOR to alternative reference rates could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would affect a Fund, issuers of instruments in which a Fund invests and financial markets generally.

In addition, alteration of the terms of a debt instrument or a modification of the terms of other types of contracts to replace LIBOR or another interbank offered rate (“IBOR”) with a new reference rate could result in a taxable exchange and the realization of income and gain/loss for U.S. federal income tax purposes. The IRS has issued final regulations regarding the tax consequences of the transition from IBOR to a new reference rate in debt instruments and non-debt contracts. Under the final regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the final regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Comment 4.With respect to the “ETF Risks — Cash Transactions Risk,” if the Funds are not expected to primarily effect creations and redemptions in cash, please delete this risk.

Response:    The Trust anticipates that each Fund’s creation and redemption orders may reflect a mix of in-kind and cash orders over time. The Trust notes that such expectation is consistent with disclosure throughout the Amendment, such as under the “Purchase and Sale of Fund Shares” section, which states that each Fund “generally issues and redeems Creation Units in exchange for a portfolio of securities and/or a designated amount of U.S. cash.” Consequently, the Trust respectfully declines to remove the above-referenced risk.

Comment 5.With respect to sector-specific risks (e.g., Energy Sector Risk and Financials Sector Risk), please revise the applicable Fund’s principal investment strategy to state that the Fund will invest in such sectors as part of its principal investment strategy.

Response:    The Funds’ principle investment strategies do not include a focus on the energy sector or financials sector. Consequently, such risk disclosures have been deleted.

Comment 6.Please revise the Financial Sector Risk to state that “The Fund may invest significantly in companies in the financials sector...” given that this is a principal risk.

Response:    The Funds’ principal investment strategies do not include a focus on the financials sector. Consequently, the above-referenced risk disclosure has been deleted.

Comment 7.In the Performance sections, please delete the parentheticals stating that the performance is that of a predecessor fund given that each Fund has adopted such performance and the section already discloses the details of that adoption.

Response:    The requested changes have been made.

Comment 8.With respect to the third paragraph under “Performance” for the Angel Oak High Yield Opportunities ETF, please revise the second sentence to read as follows:

As a result, the Predecessor High Yield Fund’s performance during periods prior to this date may have differed had the Predecessor High Yield Fund’s investment policies and strategies in effect prior to the reorganization been in place at those times. Additionally, the Predecessor High Yield Fund’s performance may have differed had the Predecessor High Yield Fund been structured as an ETF.

Response:    The requested change has been made.

Comment 9.In the Portfolio Management section, please state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds, or identify which person(s) have such primary responsibility.

Response:     The above-referenced section has been revised to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds.

Comment 10.Please provide a completed fee table and expense example for the Fund.

Response:    The Prospectus has been updated to include each Fund’s completed fee table and expense example, which are also provided in Appendix A hereto.

Comment 11.Under “Portfolio Turnover” in the Statement of Additional Information, please explain the variation in the Mortgage-Backed Securities ETF’s (“MBS ETF”) portfolio turnover rates over the two most recently completed fiscal years if such difference is considered significant.

Response:     The following has been added to the above-referenced section: “The increase in turnover rates for the MBS ETF is due to the fact that the fiscal year ended January 31, 2022 was only a partial fiscal year for the Fund.”

Comment 12.The Staff reiterates its previous comment that Mortgage Related Instruments (as defined in the Amendment) do not comprise an industry or group of industries. The SAI states that such instruments “represent investments in the real estate industry.” Please revise the Principal Investment Strategy for the MBS ETF to state that the Fund will concentrate in the real estate industry. Additionally, since the Funds are new, please revise the fundamental policy with respect to concentration to refer to the real estate industry, rather than relying on disclosure in the interpretations section. Supplementally, please explain how the Trust arrived at its conclusion that such instruments represent investments in the real estate industry (e.g., reliance on a third-party classification).

Response:     The Principal Investment Strategies section has been revised to state that Mortgage Related Instruments are credit instruments that are backed by real estate and, consequently, subject to some of the same risks as those associated with the real estate industry. The Trust notes that it expects to rely on Rule 17a-8(a)(3) to complete the reorganization of the predecessor funds without shareholder approval. However, the change to a fundamental policy proposed by the Staff could be interpreted as rendering the Trust unable to rely on such provision and subjecting it to the time and expense of soliciting shareholder approval of such matter. Consequently, the Trust respectfully declines to change the fundamental policies of the Funds and instead will continue to address the industry of Mortgage Related Instruments in the interpretations section.

Comment 13.Please revise references to concentrating in an industry to refer to “an industry or group of industries.”

Response:     The requested change has been made.

Comment 14.The Principal Investment Strategies for the MBS ETF state that “The Fund may invest, without limitation, in securities of any maturity and duration. Under normal market conditions, the Fund’s target portfolio duration is two to eight years, and the target weighted average maturity of the Fund’s portfolio is two to fifteen years.” Please confirm that such disclosure is correct given that the Fund will invest at least 80% in MBS.

Response:     The phrase “without limitation” has been deleted. The Trust confirms that, while the Fund may invest in securities of any maturity and duration, such selection is generally limited to achieve the target portfolio duration stated above.

Comment 15.(a) With respect to unrated instruments, please revise disclosure referring to when “a bond is unrated” to read “a security is unrated”.
(b) If the MBS ETF will invest in securities that are in default as a principal investment strategy, please state this explicitly.
(c) Given the disclosure under “Mortgage-Backed and Asset-Backed Securities Risks,” please add to the Principal Investment Strategies that the Fund may have significant exposure to sub-prime mortgages.

Response:     (a) The requested change has been made.
(b) The Trust confirms that investing in securities that are in default is not a principal investment strategy of the MBS ETF.
(c) The Trust confirms that investing in sub-prime mortgages is not a principal investment strategy of the MBS ETF, and references to sub-prime mortgages have been deleted from the above-referenced disclosure.

Comment 16.With respect to the MBS ETF, please revise the “Concentration in Mortgage Loans, RMBS and CMBS Risk" to reflect that the industry is real estate.

Response:     The first sentence of the above-referenced section has been revised to read as follows: “The Fund’s assets will be concentrated in mortgage loans, RMBS (agency and non-agency) and CMBS, which are credit instruments that are backed by real estate and, consequently, subject to some of the same risks as those associated with the real estate industry.”

Comment 17.With respect to the MBS ETF, please add references to community banks and the financials sector to the principal investment strategy or delete the applicable principal risks.

Response:     Risk and strategy disclosure for community banks and the financials sector have been deleted as they are not part of the Funds’ principal investment strategies.

Comment 18.If the expense ratio for a Fund is expected to be higher than its predecessor fund, please state in the Performance section that the performance would have been lower if the higher fee was in effect.

Response:    The requested change has been made.

Comment 19.With respect to the treatment of derivatives for purposes of each Fund’s 80% policy, the Funds may use the notional value of such instruments. If the Funds elect to continue using the mark-to-market basis, please disclose that the Funds will use the notional value of derivative instruments effective with the compliance date of the amendments to Rule 35d-1.

Response:     The Funds will continue using the mark-to-market basis until a future date, not later than the compliance date for the amendments to Rule 35d-1. The Trust will update disclosure regarding the use of the notional value of derivative instrument prior to such change.

Comment 20.Please move the second and third paragraphs of the section “The Trust” in the SAI to the Prospectus. Additionally, please revise the second sentence of the third paragraph to read as follows: “. . . in any way limit, their duties, including the state law fiduciary duties of loyalty and care, or liabilities with respect to matters arising under the federal securities laws.”

Response:     The requested changes have been made.

Comment 21.In the interpretations to the concentration policy, please revise item (2) to exclude investments in a single foreign government issuer.

Response:     The requested changes have been made.

Comment 22.With respect to item (3) in the interpretations to the concentration policy, the Staff reiterates its previous comment that the Registrant may not exclude such instruments from its determination of the Funds’ concentration of investments in an industry or group of industries.

Response:     The Trust respectfully acknowledges the Staff’s comment and has removed the above-referenced disclosure from the SAI.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 516-1603 or at michael.barolsky@usbank.com.
Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust

Appendix A
ANGEL OAK HIGH YIELD OPPORTUNITIES ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.55%
Other Expenses	0.00%
Total Annual Fund Operating Expenses[1]	0.55%
1    Restated to reflect the unitary fee structure of the Fund. Angel Oak Capital Advisors, LLC (the “Adviser”) is responsible for substantially all the expenses of the Fund (including expenses of the Trust relating to the Fund), except for the advisory fees, payments under the Fund’s 12b-1 plan (if any), interest expenses, dividend and interest expenses related to short sales, taxes, acquired fund fees and expenses (“AFFE”) (other than fees for funds advised by the Adviser), brokers’ commissions and any other transaction related expenses and fees arising out of transactions effected on behalf of the Fund, litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$56	$176	$307	$689
A-1

ANGEL OAK MORTGAGE-BACKED SECURITIES ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Other Expenses	0.00%
Total Annual Fund Operating Expenses[1]	0.79%
Fee Waiver and/or Expense Reimbursement[2]	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements	0.49%
1    Restated to reflect the unitary fee structure of the Fund. Angel Oak Capital Advisors, LLC (the “Adviser”) is responsible for substantially all the expenses of the Fund (including expenses of the Trust relating to the Fund), except for the advisory fees, payments under the Fund’s 12b-1 plan (if any), interest expenses, dividend and interest expenses related to short sales, taxes, acquired fund fees and expenses (“AFFE”) (other than fees for funds advised by the Adviser), brokers’ commissions and any other transaction related expenses and fees arising out of transactions effected on behalf of the Fund, litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
2    The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (exclusive of interest expenses, dividend and interest expenses related to short sales, taxes, acquired fund fees and expenses (other than fees for funds advised by the Adviser which are waived), brokers’ commissions and any other transaction related expenses and fees arising out of transactions effected on behalf of the Fund, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) to limit the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement to 0.49% of the Fund’s average daily net assets (the “Expense Limit”) through September 30, 2025. The contractual arrangement may only be changed or eliminated by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund’s Total Annual Fund Operating Expenses after such recoupment to exceed the lesser of (i) the Expense Limit in effect at the time of the waiver or reimbursement and (ii) the Expense Limit in effect at the time of recoupment and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.
Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$50	$222	$409	$950
A-2